1400 Toastmaster Drive, Elgin, Illinois 60120 • (847) 741-3300 • Fax (847) 741-1689

January 11, 2016

Via EDGAR

Mr. Terence O’Brien
Branch Chief
Office of Manufacturing and Construction
Securities and Exchange Commission
Washington, D.C.  20549

Re:	The Middleby Corporation Form 10-K for Fiscal Year Ended January 3, 2015 Filed March 4, 2015 Form 10-Q for Fiscal Quarter Ended October 3, 2015 Filed November 12, 2015 File No. 1-9973

Dear Mr. O’Brien:

Please find below the responses from The Middleby Corporation (the “Company”) to your letter dated December 17, 2015 (the “Comment Letter”).  For reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold text.  The Company’s responses are presented below each comment under the heading “Response.”

Form 10-Q for Fiscal Quarter Ended October 3, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

1.	Please expand your disclosure to quantify and discuss how price changes affected your segment sales and segment gross margins from the prior periods.

Response:

In future filings, the Company will further expand its disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations to include the effect of price changes on segment sales and segment gross margins.  An example of that disclosure is (additional disclosure language in bold):

Three Months Ended October 3, 2015 as compared to Three Months Ended September 27, 2014

NET SALES.  Net sales for the third quarter of fiscal 2015 were $449.0 million as compared to $404.3 million in the third quarter of 2014. Of the $44.7 million increase in net sales, $46.3 million, or 11.5%, was attributable to acquisition growth, resulting from the fiscal 2014 acquisitions of Concordia and U-Line and the fiscal 2015 acquisitions of Desmon, Goldstein Eswood, Marsal, Induc, Thurne and AGA. Excluding acquisitions, net sales decreased $1.6 million, or 0.4%, from the prior year. The impact of foreign exchange rates on foreign sales translated into U.S. Dollars for the third quarter reduced net sales by approximately $12.4 million or 3.1%. On a constant currency basis, organic sales increased by 2.7% for the quarter, reflecting a net sales increase of 9.7% at the Commercial Foodservice Group, 4.4% decrease at the Food Processing Group and a 17.0% decrease at the Residential Equipment Group.

•
Net sales of the Commercial Foodservice Equipment Group increased by $28.1 million, or 10.7%, to $290.9 million in the third quarter of 2015, as compared to $262.8 million in the prior year quarter. Net sales resulting from the acquisitions of Concordia, Desmon, Goldstein Eswood, Marsal and Induc, which were acquired on September 8, 2014, January 7, 2015, January 30, 2015, February 10, 2015, and May 30, 2015, respectively, accounted for an increase of $10.9 million during the third quarter of 2015. Excluding the impact of these acquisitions, net sales of the Commercial Foodservice Equipment Group increased $17.2 million, or 6.5%, as compared to the prior year quarter. On a constant currency basis, organic net sales increased 9.7% at the Commercial Foodservice Group. Domestically, the company realized a sales increase of $24.1 million, or 13.3%, to $205.1 million, as compared to $181.0 million in the prior year quarter. This includes an increase of $2.7 million from the recent acquisitions. Excluding the acquisitions, the net increase of $21.4 million, or 11.8%, in domestic sales includes continued growth with customer initiatives to improve efficiencies in restaurant operations by adopting new cooking and warming technologies.    International sales increased $4.0 million, or 4.9%, to $85.8 million, as compared to $81.8 million in the prior year quarter. This includes an increase of $8.2 million from the recent acquisitions offset by a reduction of $10.0 million due to the unfavorable impact of exchange rates. The change in both domestic and international net sales also includes the favorable impact of increased prices over the prior year, which is estimated to have increased net sales by 2% to 3% as compared to the prior year quarter.

•
Net sales of the Food Processing Equipment Group decreased by $1.0 million, or 1.3%, to $74.2 million in the third quarter of 2015, as compared to $75.2 million in the prior year quarter. Net sales resulting from the acquisition of Thurne, which was acquired on April 7, 2015, accounted for an increase of $5.7 million during the third quarter of 2015. Excluding the impact of this acquisition, net sales of the Food Processing Equipment Group decreased $6.7 million, or 8.9%, as compared to the prior year quarter. On a constant currency basis, organic net sales decreased 4.4% at the Food Processing Equipment Group. Domestically, the company realized a sales increase of $17.6 million, or 50.0%, to $52.8 million, as compared to $35.2 million in the prior year quarter. This includes an increase of $5.4 million from the recent acquisitions. International sales decreased $18.5 million, or 46.3%, to $21.5 million, as compared to $40.0 million in the prior year quarter. This includes an increase of $0.3 million from the recent acquisitions offset by a reduction of $3.2 million due to the unfavorable impact of exchange rates. Additionally, international sales were impacted by the nature and timing of large orders associated with this business, impacting the growth in comparative periods.  Due to the nature of competitive bidding on large jobs and variability of equipment mix in comparison to the prior year quarter, the impact of price changes are not estimated to be a significant or meaningful factor in the change in net sales from the prior year quarter.

•
Net sales of the Residential Kitchen Equipment Group increased by $17.6 million, or 26.5%, to $83.9 million in the third quarter of 2015, as compared to $66.3 million in the prior year quarter. Net sales resulting from the acquisitions of U-Line and AGA, which were acquired on November 5, 2014, and September 23, 2015 respectively, accounted for an increase of $29.7 million during the third quarter of 2015. Excluding the impact of acquisitions, net sales of the Residential Kitchen Equipment Group decreased $12.1 million, or 18.3%, as compared to the prior year quarter. On a constant currency basis, organic net sales decreased 17.0% at the Residential Kitchen Equipment Group. Domestically, the company realized a sales increase of $8.5 million, or 13.5%, to $71.5 million, as compared to $63.0 million in the prior year quarter. This includes an increase of $19.3 million from the recent acquisitions. International sales increased $9.2 million, or 278.8%, to $12.5 million, as compared to $3.3 million in the prior year quarter. This includes an increase of $10.4 million from the recent acquisitions. Organic sales growth for the quarter was impacted by the discontinuation in 2014 of certain other non-Viking manufactured products sold by the Viking Distributors 2014, resulting in comparatively lower sales in 2015. Additionally, sales in the third quarter were impacted by disruption related to the initial production startup for a new line of Viking refrigeration in the first half of 2015.  The net organic decrease in sales is net of price increases, which are estimated to have added approximately 2% to net sales in comparison to the prior year quarter.

Gross Profit.  Gross profit increased to $177.2 million in the third quarter of 2015 from $162.4 million in the prior year period, reflecting the impact of higher sales volumes. The gross margin rate decreased from 40.2% in the third quarter of 2014 to 39.5% in the third quarter of 2015.  The impact of increased selling prices net of higher input costs is not estimated to have a meaningful impact to the gross margin rate in comparison to the prior year quarters.

•
Gross profit at the Commercial Foodservice Equipment Group increased by $5.6 million, or 5.0%, to $116.7 million in the third quarter of 2015, as compared to $111.1 million in the prior year quarter. The gross margin rate amounted to 40.1% as compared to 42.3% in the prior year quarter. The reduction in the gross margin rate reflects the impact of sales mix, including lower margins at recent acquisitions.

•
Gross profit at the Food Processing Equipment Group increased by $1.0 million, or 3.4%, to $30.0 million in the third quarter of 2015, as compared to $29.0 million in the prior year quarter. The gross margin rate increased to 40.4% as compared to 38.6% in the prior year quarter. The increase in the gross margin rate reflects the benefit of acquisition integration initiatives.

•
Gross profit at the Residential Kitchen Equipment Group increased by $6.6 million, or 29.6%, to $28.9 million in the third quarter of 2015, as compared to $22.3 million in the prior year quarter. Gross profit from the acquisition of U-Line and AGA accounted for approximately $10.2 million of the increase in gross profit during the period. The gross margin rate increased to 34.4% as compared to 33.6% in the prior year quarter. This increase in the gross margin rate reflects the benefit of cost savings initiatives and lower warranty costs on new product sales.

Financial Statements
Note 15 – Restructuring, page 33

2.
We note your disclosure stating that you recorded restructuring expenses in the amount of $11.8 million for the fiscal quarter ended October 3, 2015.  Please expand your disclosure about the restructuring program, in accordance with SAB Topic 5:P.4, to quantify, if material, the total amount of costs expected to be incurred in connection with the program, the cumulative amount incurred to date, the expected effects on future earnings and cash flows resulting from the program, (for example, reduced depreciation, reduced employee expenses, etc.), and the initial period in which those effects are expected to be realized.

Response:

In future filings, the Company will further expand its disclosure for restructuring expenses in the Notes to the Consolidated Financial Statements in order to comply with ASC 420-10-50 and SAB Topic 5.P.4.  An example of that disclosure is:

15)         Restructuring

During the fiscal year 2015, the company incurred restructuring charges relative to each of its business segments.  The costs and corresponding reserve balances (by segment) are summarized as follows (in thousands):

Commercial Foodservice Equipment Group:

During the third quarter of 2015, the company closed one manufacturing facility within the Commercial Foodservice Equipment Group and transferred production to another existing manufacturing facility within the company.  This action, which is not material to the company’s operations, resulted in a charge of $0.9 million for severance and lease costs in general and administrative expenses in the consolidated statements of comprehensive income for the quarter and year ended, October 3, 2015.

The company estimates that these restructuring initiatives will result in future cost savings of approximately $1.0 million annually, beginning in fiscal year 2016 and no significant future costs related to this action are expected.

Food Processing Equipment Group:

During the third quarter of 2015, the company closed one manufacturing facility within the Food Processing Equipment Group and transferred production to another existing manufacturing facility within the company.  This action, which is not material to the company’s operations, resulted in a charge of $2.5 million for severance and lease costs in general and administrative expenses in the consolidated statements of comprehensive income for the quarter and year ended, October 3, 2015.  The company estimates that these restructuring initiatives will result in future cost savings of approximately $2.0 million annually, beginning in fiscal year 2016 and no significant future costs related to this action are expected.

Residential Kitchen Equipment Group:

During the fiscal year 2015, the company has taken actions to improve the operations of Viking within the Residential Kitchen Equipment Group.  These initiatives included organizational restructuring and headcount reductions, consolidation and disposition of certain facilities and business operations.  The company recorded expense in the amount of $2.4 million and $8.4 million, respectively in the three months and nine months ended October 3, 2015, respectively. This expense is reflected in the general and administrative expenses in the consolidated statements of comprehensive income for such periods.  The company estimates that these restructuring initiatives will result in future cost savings of approximately $3.0 million annually, beginning in fiscal year 2015, primarily related to compensation and facility costs. The company anticipates that all severance obligations for the Residential Kitchen Equipment Group will be satisfied by the end of the second quarter of 2016.  The lease obligations extend through November 2018.

	Severance/ Benefits	Facilities/ Operations	Other	Total
Balance as of January 3, 2015	$147	$--	$37	$184
Expenses	3,160	5,298	(29)	8,429
Payments	(2,090)	(1,641)	(10)	(3,741)
Balance as of October 3, 2015	$1,217	$3,657	$(2)	$4,872

****

Company Acknowledgement

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had the opportunity to review these responses, please do not hesitate to contact the undersigned at (847) 429-7744.  Facsimile transmissions may be sent to the undersigned at (847) 429-7544.

Sincerely,

By:	/s/ Timothy FitzGerald
Name:	Timothy FitzGerald
Title:	Chief Financial Officer